Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

Chinese Authorities Approve Total Sinochem Joint Venture

Paris and Beijing, March 25, 2005 – Total announced today that Chinese authorities have granted final approval for the creation of a company to be known as Total Sinochem Fuels Company, a joint venture owned 49% by Total and 51% by Sinochem. The first service stations operated under the partners’ banners are expected to open in Beijing in the autumn.

Total and Sinochem have been associated for more than 10 years in one of the country’s main refineries, located in Dalian, in the North. Their new venture aims to develop a network of 200 service stations around Beijing and Tianjin and in the Hebei and Liaoning provinces, a highly populated area with some 133 million inhabitants. Sinochem, one of China’s four oil companies, specializes in oil logistics and trading, as well as chemicals manufacturing and trading.

This investment represents a major step forward in Total’s strategy of expanding its petroleum products marketing operations, with a medium term objective of creating an integrated refining and marketing organization in Northern China. In addition to its interest in the Dalian refinery, Total is already present in the oil downstream with service stations in Wuhan (Hubei province), Elf and Total-branded lubricants, liquid petroleum gas, special fluids, petrochemicals and specialty chemicals.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com

Contacts Presse :
Total

Paris	Christine de Champeaux – Tél 33 (0)1 47 44 47 49 et 33 (0)6 82 82 71 71 Fax (33) 01 47 44 68 21
Beijing	Jean-Louis Petit, Directeur Général de Total (Chine) Tél +8610 6505 2921 (ext 701/702) Fax +8610 6505 1881